UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2005

Masisa S.A.
(formerly known as Terranova S.A.)
(Exact name of registrant as specified in its charter)

Masisa S.A.
(formerly known as Terranova S.A.)
(Translation of Registrant's name into English)

Av. Apoquindo 3650, Piso 10, Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-

Item 1. News release issued by Masisa S.A. on June 6, 2005:

NEWS RELEASE

For further information contact:
Paul White	Melanie Carpenter / Peter Majeski
Investor Relations	i-advize Corporate Communications, Inc.
(56 2) 707-8707	(212) 406-3690/1
Paul.white@masisa.com	Masisa@i-advize.com
www.masisa.com

MASISA S.A. ANNOUNCES ELECTION OF NEW BOARD OF DIRECTORS

Santiago, Chile, June 6, 2005 --.MASISA S.A. (“Masisa” or “the Company”) (NYSE: MYS), announced that at its Extraordinary Shareholders’ Meeting held today, June 6, 2005, the following individuals were elected to the Company’s Board of Directors: Julio Moura, Ronald Degen, Patrick Nielson, Juan Carlos Méndez, Jorge Carey, Enrique Seguel and Antonio Tuset. Only Mssrs. Seguel and Tuset were elected independently of the controlling shareholder or related parties.

The Company’s new Board of Directors, which met immediately following the Shareholders’ Meeting, named Julio Moura as Chairman, Ronald Degen as Vice-President and confirmed Gonzalo Zegers as Chief Executive Officer. Furthermore, the Board elected Enrique Seguel, Antonio Tuset and Juan Carlos Méndez to the Company’s Directors Committee.

Forward-Looking Information

This news release may contain forward-looking statements. Forward-looking statements are statements other than statements of historical facts or current condition, and include without limitation management’s current view and estimates of future circumstances, industry conditions and company performance. Some forward-looking statements may be identified by our use of the terms “ may”, “should”, “anticipates”, “believes”, “estimates”, “expects”, “plans”, “intends” and similar expressions. Statements regarding future market share, projected future competitive strength, the implementation of principal operating and financing strategies, the direction of future operations, and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause the actual results of Masisa, and the planned actions of the company, to differ materially from current expectations.

Item 2. The following is a free English translation of a report filed with the Chilean Superintendencia de Valores y Seguros on June 6, 2005:

Santiago, June 6, 2005

Mr.
Superintendent
Superintendencia de Valores y Seguros

Ref.:	IMPORTANT EVENT
Masisa S.A.
Listed Company
Chilean Securities Registration No. 825

To whom it may concern:

Pursuant to the provisions established in article 9 and paragraph two article 10 of Law No. 18,045 of the Securities Market and in General Rule No. 30 of the Superintendencia de Valores y Seguros, being duly authorized, I hereby inform about an Important Event regarding Masisa S.A., formerly known as Terranova S.A. (the “Company”):

1. That in an Extraordinary Shareholders’ Meeting held today, June 6, 2005, the following members were elected to the Company’s Board of Directors: Julio Moura, Ronald Degen, Patrick Nielson, Juan Carlos Méndez González, Jorge Carey Tagle, Enrique Seguel Morel and Antonio Tuset Jorratt. It should be noted that only two of the board members – Messrs. Seguel and Tuset – were elected with votes different from the controlling shareholder or related parties.

2. That in the above meeting, shareholders were informed about the Company’s merger as a result of the incorporation of its subsidiary Masisa S.A., listed in the Chilean Securities Registry under number 132. Particularly, the fulfillment of the conditions established for the merger and the legal formalities were reported, i.e., the minutes of the Extraordinary Shareholders’ Meetings of the merged companies will be registered as a public deed dated May 31, 2005 and the abstracts of the above public deeds will be registered in the respective Commerce Registrars and will be published in the Diario Oficial (Official Gazzette). Additionally for all legal purposes, the date of the merger will be understood as May 31, 2005, same date on which the Company changed its name to Masisa S.A.

3. The Company’s new Board of Directors, who met after the Shareholders’ Meeting was hold, agreed to appoint Mr. Julio Moura as the Company’s Chairman, Mr. Ronald Degen as Vice-president and to confirm Mr. Gonzalo Zegers Ruiz-Tagle as the Company’s Chief Executive Officer.

4. Likewise, in the above Board meeting, the members of the Directors’ Committee were appointed and will be made up of Messrs. Enrique Seguel Morel, Antonio Tuset Jorratt and Juan Carlos Mendez Gonzalez.

Sincerely,

Gonzalo Zegers Ruiz-Tagle
Chief Executive Officer
Masisa S.A.

c.c.	Bolsa de Comercio de Santiago
Bolsa Electrónica de Chile
Bolsa de Corredores de Valparaiso

Item 3. News release issued by Masisa S.A. on June 7, 2005:

NEWS RELEASE

For further information contact:
Paul White	Melanie Carpenter / Peter Majeski
Investor Relations	i-advize Corporate Communications, Inc.
(56 2) 707-8707	(212) 406-3692/4
paul.white@masisa.com	masisa@i-advize.com
www.masisa.com

MASISA S.A. ANNOUNCES PLANS FOR NEW MDF PLANT IN CHILE

  Masisa’s Board of Directors, which met yesterday, approved the construction of an MDF plant in Chile, which will require an investment of approximately US$82 million.
  The project corresponds to the first phase of an advanced study which contemplates investments during the next three years focused primarily in Chile and Brazil.

Santiago, Chile, June 7, 2005 --.MASISA S.A. (“Masisa” or “the Company”) (NYSE: MYS), announced today that its Board of Directors approved the construction of a new MDF plant in Chile that will represent an investment of approximately US$82 million.

This project represents the first phase of an advanced study which contemplates investments during the next 3 years that would include an additional MDF line in Brazil, a Plywood plant in Chile and forestry plantations. The plan aims to increase Masisa’s presence and forestry holdings in those countries, which they consider strategic.

The new MDF plant in Chile, which will begin construction during 2005, will have an annual production capacity of 340,000 m3 and include environmentally-friendly, state-of-the-art technology.

Julio Moura, Chairman of Masisa, stated, “After successfully completing the merger by incorporation of Masisa into Terranova, we are focusing on a period of expansion and consolidation. Brazil and Chile are the countries that offer the best platforms for the expansion of our capacity today, whether to supply local markets or for export. This investment represents the start of a larger plan that includes important projects in Brazil as well as in Chile”.

Forward-Looking Information

This news release may contain forward-looking statements. Forward-looking statements are statements other than statements of historical facts or current condition, and include without limitation management’s current view and estimates of future circumstances, industry conditions and company performance. Some forward-looking statements may be identified by our use of the terms “ may”, “should”, “anticipates”, “believes”, “estimates”, “expects”, “plans”, “intends” and similar expressions. Statements regarding future market share, projected future competitive strength, the implementation of principal operating and financing strategies, the direction of future operations, and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause the actual results of Masisa, and the planned actions of the company, to differ materially from current expectations.

Item 4. The following is a free English translation of a report filed with the Chilean Superintendencia de Valores y Seguros on June 7, 2005:

Santiago, June 7, 2005

Mr.
Superintendent
Superintendencia de Valores y Seguros

Ref.:	IMPORTANT EVENT
Masisa S.A.
Listed Company
Chilean Securities Registration No. 825

To whom it may concern,

Pursuant to the provisions established in article 9 and in paragraph two, article 10 of Law No. 18.045 of the Securities Market and in General Rule No. 30 of the Superintendencia de Valores y Seguros (Chilean Securities Regulatory Authority), being duly authorized, I hereby inform an important event regarding Masisa S.A., formerly known as Terranova S.A. (the “Company”):

That in a meeting held on June 6, 2006, the Company’s Board of Directors approved an investment project for the construction of an MDF plant in Chile with an annual production capacity of approximately 340.000 cubic meters, which represents a total investment of nearly US$ 82.000.000.

That the above investment will consider leading-edge technology to control emissions in order to minimize any impact that the project may have both on the community and on the environment.

That this project represents the first stage of an advanced study that contemplates investments during the next 3 years that would include another MDF line in Brazil, a Plywood plant in Chile and forestry investments.

Sincerely,

Gonzalo Zegers Ruiz-Tagle
Chief Executive Officer
Masisa S.A.

c.c.	Bolsa de Comercio de Santiago
Bolsa Electrónica de Chile
Bolsa de Corredores de Valparaiso

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 21, 2005

Masisa S.A.

By:	/S/ Patricio Reyes
Patricio Reyes General Counsel